UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated April 22, 2021.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group and Sanofi renew strategic manufacturing partnership agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: 23 December, 2021

Pharming Group and Sanofi renew strategic manufacturing partnership agreement
The company extends its existing 11-year partnership with Sanofi with an additional 5 years
The company will no longer pursue the realization of its downstream production facility and will be saving approximately $40 million in capital investments

Leiden, The Netherlands, 23 December 2021: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/NASDAQ: PHAR) announces that it has renewed its strategic manufacturing partnership with long-term manufacturing partner Sanofi S.A. The extended 5-year contract which includes options for extensions, ensures the continuation of the downstream processing in the production of RUCONEST®, a recombinant C1 inhibitor product approved for the acute treatment of hereditary angioedema.
As a result, and following careful consideration, specifically regarding recently significantly increased fit-out costs, the Company decided to have the construction of the new building completed, but no longer pursue the realization of its own downstream production capacity at Pivot Park in Oss. Pharming will continue to use the building under construction for alternative purposes.
Consequently, the company will save approximately $40 million in capital investment.

Chief Executive Officer of Pharming, Sijmen de Vries, commented:
“We are very pleased to renew our long-standing downstream processing partnership with Sanofi. Over the last 11 years, Sanofi has consistently proven to be the right partner for Pharming with continued punctual delivery to the highest quality and we look forward to continuing our collaboration.
We continue to be excited to become part of the Pivot Park biopharmaceutical community, albeit with a presence initially focusing on Quality Control activities, instead of downstream production.
As a result of this renewed manufacturing partnership, we can now fully focus on our core competencies; the development and commercialization of our products and investing our human and financial capital in pursuing additional near-term growth opportunities through the in-licensing or acquisition of late-stage products.”

About Pharming Group N.V.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor (rhC1INH) franchise. C1INH is a naturally occurring protein that down regulates the complement and contact cascades in order to control inflammation in affected tissues.

Our lead product, RUCONEST®, is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema (HAE) attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.
In addition, we are investigating the clinical efficacy of rhC1INH in the treatment of further indications, including pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections.
We are also studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the United States and Europe.
Additionally, we entered into a strategic collaboration with Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of HAE.
Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is currently in preclinical development.

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that that are described in Pharming’s 2020 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands

Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com
FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000
FTI Consulting, USA
Jim Polson
T: +1 (312) 553-6730
LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl